GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
[redacted]公司

02060735

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 18 2002
WASH. D.C.
155

Our Ref : GCSS-EL/2386/02/LTR

16 December 2002

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop ~~3-8~~ 3-2
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclosed herewith a copy of the announcement dated 11 December 2002 *(S$700,000,000 Medium Term Note Programme – Series No. 005 for S$50,000,000 5.50% per annum Unsecured Fixed Rate Notes Due 2010).*

Regards,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 1/2/03

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877

82-3672

MASNET No. 20 OF 11.12.2002
Announcement No. 20

CITY DEVELOPMENTS LIMITED

S$700, 000, 000 Medium Term Note Programme (the "Programme") - Series No. 005 For S$50, 000, 000 5.50% per annum Unsecured Fixed Rate Notes Due 2010

We refer to the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2010 (the "Series No. 005 Notes") of City Developments Limited (the "Issuer") issued pursuant to the Programme on 12 June 2000 and listed on the Singapore Exchange Securities Trading Limited. Pursuant to Rule 747 of the Listing Manual, we hereby announce that interest at the fixed rate of 5.50% per annum for the Series No. 005 Notes will be paid on 12 December 2002 in respect of the interest period from 12 June 2002 up to but excluding 12 December 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 11/12/2002 to the SGX